Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Annual General Meeting Chairman and CEO Addresses

Sydney (Australia) – 21 May 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix", "the Company") provides the Chairman and Managing Director and Group Chief Executive Officer's (CEO) Addresses to the Annual General Meeting of Shareholders being held today at 10.00am (Sydney time), at The Wesley Conference Centre, Lyceum Room, 220 Pitt Street, Sydney NSW 2000 and by online presentation at: https://meetings.linkgroup.com/agm/TLXAGM2025/.

Authorized for lodgement by:

Genevieve Ryan
Company Secretary

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Illuccix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection), Telix's first generation PSMA-PET imaging agent, has been approved by the United States Food and Drug Administration (FDA)[1], by the Australian Therapeutic Goods Administration (TGA)[2], by Health Canada[3], by the Brazilian Health Regulatory Agency (ANVISA)[4], by the United Kingdom (UK) Medicines and Healthcare Products Regulatory Agency (MHRA)[5], by the French National Agency for the Safety of Medicine and Health Products (ANSM)[6] and in multiple countries within the European Economic Area (EEA)[7] following a positive decentralized procedure (DCP) opinion by the German medical regulator, BfArM[8]. Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) has been approved by the U.S. FDA[9].

Telix's osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix's miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery,

[1] Telix ASX disclosure 20 December 2021.
[2] Telix ASX disclosure 2 November 2021
[3] Telix ASX disclosure 14 October 2022.
[4] Telix ASX disclosure 18 March 2025.
[5] Telix ASX disclosure 13 February 2025.
[6] Telix media release 29 April 2025.
[7] Czech Republic, Denmark, Finland, Ireland, Luxembourg, Malta, the Netherlands, Norway and Sweden at time of release.
[8] Telix ASX disclosure 17 January 2025.
[9] Telix ASX disclosure 21 March 2025.

is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction.

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations

Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors.

Chairman's Address

H Kevin McCann AO

Good morning shareholders and colleagues and thank you for joining us today. As you know, this is my final AGM as the Chairman of Telix. So, I would like to start by reflecting on where it all began. When Telix's co-founder Chris Behrenbruch invited me to join the Board of Telix as its Chairman, he laid out a compelling vision for a unique Company, with a mission to improve the lives of cancer patients, while building genuine commercial success. I was persuaded by his passion for his Purpose to join him in his start-up, and now – as the saying goes – the rest is history.

Some eight years later, Telix has become a truly global, commercial-stage Company with a track record of consistent revenue growth, and a pipeline of products and opportunities ahead.

By global, I am referring to the fact that our first prostate cancer imaging agent, Illuccix®, is now available well beyond the United States (U.S.), with approvals announced this year for the United Kingdom, Brazil, and a number of European countries, including France, Sweden and the Netherlands. I am pleased to be able to say that the Telix brand now stretches as far as the tropical heat of Rio di Janeiro to the wintry climes of Scandinavia.

Telix now has multiple products in market. We expect the U.S. Food and Drug Administration (FDA) to communicate its decision regarding the approval of Zircaix®[10] – our kidney cancer imaging candidate – on 27 August 2025.

While the decision on Pixclara®[10] has been delayed, we remain committed to determine an approval pathway with the FDA, so that we can bring this important product to patients in the U.S. and elsewhere, as soon as possible.

Beyond this growing commercial precision medicine portfolio, Telix has a deep pipeline of late-stage and next-generation therapeutic programs, all focused on our mission to 'see and treat' a range of cancers. We have several inflection points ahead for these programs in 2025, which our CEO will touch on in more detail in his address.

Another important source of competitive advantage is our truly global manufacturing capability, which we have built in recent years. This spans the U.S. and includes our facility in Brussels South, Belgium, which can supply Europe and the UK. This network is a valuable point of differentiation, which protects our supply chain in both regions, especially in times of geopolitical uncertainty.

Financial performance and strategy

Let me now turn to financial performance and strategy. Telix delivered strong financial performance in 2024. I note that we moved to U.S. dollar reporting on 1 January this year and quote the following figures in that currency.

Telix generated total revenue of $517 million, an increase of 55% from $334 million in 2023. In Q1 2025, we announced a positive quarterly revenue of $186 million, a 62% increase year-over-year, from $115 million in Q1 2024.

In terms of total shareholder return, or TSR, strong growth in our share price has contributed to an impressive return of 76% over the past twelve months[11].

Generating revenue is important, but strategically allocating those funds is crucial to a Company's success, and on this note, the Company has observed sound fiscal management.

[10] Brand name subject to final regulatory approval.
[11] TSR as at 16 May 2025.

Telix has a well-communicated policy of using the capital generated by commercial sales to fund our development pipeline, with the goal of building a truly diversified theranostic Company. This will continue to underpin Telix's strategic decisions and financial management.

2025 – a pivotal year

In 2024, Telix made a number of strategic acquisitions focused on delivering infrastructure and pipeline expansion. In 2025, these have added to our pipeline and capacity to meet future need. In addition, Telix enhanced our product profile with next-generation assets and proprietary technology. This year, the Company also intends to diversify revenue through platform and geographic expansion.

Governance and sustainability

Let me now turn to governance and sustainability. It is important to observe that long-term growth must also be sustainable, and Telix's 2024 Sustainability report demonstrates the ongoing work of the Company across what we call the Five P's: Purpose, People, Planet, Principles and Performance. I recommend this report to you if you wish to know more about our work in these areas.

From 2026, we will be required to report under Australia's mandatory climate reporting regime and the Company has undertaken a significant amount of work to ensure we have the data we need to comply with this important new initiative.

Corporate governance

Let me now turn to corporate governance. The independence of founder-led companies has been a recent focus of ASX listed companies. From the date of its Australian listing, Telix has had a Board of truly independent Non-Executive Directors (or NEDs) with the skills required for the Company.

I can confirm that each of the NEDs have focused on working with management to meet the governance standards required by legislation, regulators, shareholders and other stakeholders.

As the Company grows, the Board has continued to evolve our standards of governance to meet the needs and expectations of a dual-listed entity – which, as you will appreciate – are complex.

In addition to ASX compliance, this listing has moved the Company into a U.S. compliance environment, which differs markedly from Australia. It is rigorous, demanding and brings an enhanced level of regulatory scrutiny.

Additionally, a key requirement of the listing is that we comply with the Sarbanes-Oxley Act of 2002, and to this end, we have appointed dedicated resources for a compliance program and to educate all employees on the topic.

The Board continues to maintain these governance responsibilities, and to ensure we have the requisite skills to meet them going forward.

Board renewal

Let me now turn to Board renewal. Reflecting on my tenure as Chairman, it has been a pleasure to work alongside my fellow Directors and I thank them for their dedication.

We have an independent, highly skilled Board, and each Director contributes their own, distinctive mix of skills and experience. We have enhanced our skills with the appointment of Tiffany Olson as my successor as Chair. She brings industry experience and knowledge of the radiopharma market in the U.S., UK and Europe.

Marie McDonald is an experienced ASX life sciences Director with a deep knowledge of global remuneration practice.

It is unfortunate that Anne Whitaker could not continue in her role as a NED due to unforeseen personal and family reasons.

However, we intend to progress with Board renewal, by adding a Director with U.S. and international experience in view of the importance of our operations in the U.S. and other global markets.

Goodbye and thanks

Now may I say goodbye and thanks. Finally, I would like to thank my colleagues on the Board.

To Dr. Andreas Kluge, a co-founder, my thanks to his contribution to the Board and in particular me.

I was blessed with outstanding NED colleagues on the Board.

My fellow founding NEDs, Oliver Buck and Dr. Mark Nelson, always helped me in explaining the chemistry involved in radiopharma. Mark was and is invariably available to discuss science, financial markets and governance.

Jann Skinner – has been an outstanding Chair of the Audit & Risk Committee and a very collaborative colleague.

Marie McDonald as Chair of the People Committee, has begun reviewing our remuneration structure to ensure it is aligned with global practice and provides incentivization to our employees.

I now come to our CEO and co-founder Dr. Christian Behrenbruch. He is an authentic leader who is true to our Company Purpose. He really walks the talk.

He devised the integrated strategy we implemented in 2024, which has protected our vital market in the U.S.

Chris has taken Telix from a modest start-up to a Company in the ranks of the ASX100 and now also listed on Nasdaq. I would like to emphasize that Telix would not be the success story it is today without the singular vision of Chris, and his tireless work as Managing Director and Group CEO.

I’ve also appreciated the work and support of our senior Executive and will thank them in another forum.

Finally, my thanks to our shareholders for your support over our journey to the ASX100 and Nasdaq. I have enjoyed interacting with both major and retail holders.

On a personal level I have enjoyed interacting with major institutional and retail shareholders. It has been a privilege for me to lead the Board of your Company.

CEO’s Address
Christian Behrenbruch

Good morning shareholders and colleagues. Today, I would like to give you an update on the progress of the Company, and how our growth strategy is defining an organization that is far greater than the sum of its parts.

Our strategy

Our strategy is simple: deliver our late-stage pipeline, build the future of this field, grow our commercial Precision Medicine business and expand global infrastructure to guarantee cost-effective patient access.

As a therapeutics-focused company, we continue to deliver on our late-stage pipeline, with demonstrable progress both last year and into 2025.

At the same time, we are building the clinical products of the future by leveraging our research platform to develop a ‘next-generation’ pipeline. This innovation includes new developments and technology around alpha therapies and engineered biologics.

We continue to grow our Precision Medicine – or diagnostics – portfolio, which helps validate many of the targets that underpin our therapeutics program and, of course, finance our extensive research and development activities. We now have multiple commercial products on the market, and we are focused on geographic and product expansion as evidenced by 13 product approvals in global jurisdictions alone this year.

To ensure we can deliver on these strategic pillars, we continue to expand the global infrastructure that underpins it all. As I think most investors understand by now, there is no “magic isotope store in the sky” and no “man with a van” that turns up with a product. Radiopharma is a logistically and supply-chain intensive field of medicine and the network of capabilities that we have built – and bought – is critical for the reliable delivery of just-in-time manufactured products like ours.

A diversified business

Kevin has already touched upon our 2024 financial results. Our continued strong revenue and earnings performance, coupled with excellent progress against strategy, has enabled us to create a diversified business and a platform for future growth.

We now have three commercial products – Illuccix®, Gozellix® and Scintimun® - and they provide us with the foundation to drive revenue and expand into new markets globally.

We have one of the deepest therapeutic radiopharmaceutical pipelines in the industry, and we are poised to have three assets in pivotal trials by the end of this year, comprised of our lead prostate, kidney and brain cancer therapy candidates.

Part of the strength of our pipeline is the ability to have multiple shots on goal in areas of clinical focus. We use different mechanisms of action and targeting agents to attack cancer – sometimes even in the same disease area. Urologic and neuro-oncology remain the core focus of the business, but we are also starting to collect exciting data in other disease areas as well. These represent growth opportunities and valuation arbitrage for the future. This gives us the flexibility to build clinical depth across the patient journey and to build effective and commercially driven lifecycle management programs for our assets.

This will become increasingly apparent as we advance our next-generation pipeline, particularly in alpha therapies.

Our manufacturing and product strategy is focused on building supply chain resilience, including investing alongside carefully selected partners. This has enabled the creation of a vertically integrated and scalable business, quite unlike any other in our field. In the nascent industry of radiopharma, this is a vital opportunity to bring together specialist skillsets and capabilities, and to build a significant competitive moat. It also comes with a limited window of opportunity as the industry is clearly going through some consolidation as a function of commercial success.

The goal of diversifying our business is not only to create opportunities for growth and enhance our competitive edge – it is also key to the management of both intrinsic and extrinsic risk, particularly in the current geopolitical climate we find ourselves in.

Capital allocation

Telix has always clearly articulated our approach to allocating capital. Our commercial business is the engine of revenue generation, and we strategically reinvest these earnings in line with our capital allocation framework. R&D investment, on the other hand, is weighted towards late-stage, high-potential assets with the potential to maximize return on capital with a relatively near-term horizon.

We aim to keep operating expenses, R&D, and commercial costs at a fairly consistent percentage of revenue; this fosters a disciplined approach to investing in growth opportunities. Our current financial risk management policy also requires us to keep a minimum cash buffer of US$100m.

Capex includes continued investment in our manufacturing assets in order to continue to build capacity. For example, this year we will be installing multiple cyclotrons into select RLS Radiopharmacies in the U.S. and we will continue to expand the GMP manufacturing at our Brussels South facility in Belgium and potentially other locations outside of the United States.

Our approach to M&A is to be selective and strategic – something I'll outline in more detail shortly. Every opportunity is assessed in terms of how it will contribute to the Company's growth. Return on capital is a part of the Telix vernacular, particularly as internally there is a lot of competition for our financial resources.

Precision Medicine

I'd like to take a moment to give some more color to the Precision Medicine business, led by my colleague Kevin Richardson. To date, Illuccix® has been our main revenue driver. This has enabled us to build a solid commercial footprint, brand presence and insights. This will support us as we launch new products and operate in new geographies. Illuccix has been the "set of training wheels" that lays the foundation for future product launches.

We have multiple opportunities for growth across the precision medicine portfolio:

Gozellix® is now commercially available in the U.S. and differentiates Telix as the only provider with two approved PSMA imaging agents with distinct clinical benefit to patients and physicians.

We are now rolling out Illuccix® globally. With European country approvals coming through thick and fast, we are now moving into a commercial launch phase. Our global rollout makes us the only company able to deliver a consistent product in essentially any territory where prostate cancer clinical trials are being conducted, and to support these trials with PSMA imaging for patient selection and treatment response assessment.

Along this line, we are also making strong headway in China and Japan. The Illuccix® China registration-enabling study has just completed recruitment, and we have reached agreement with the Chinese National Medical Products Administration (NMPA) Center for Drug Evaluation (CDE) on the registration pathway for this product. After a considerable period of negotiation, we have also agreed with the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) on a modest

bridging study to attain regulatory approval for Illuccix® in Japan. We are currently preparing to launch this study.

The Zircaix[10] regulatory filing continues to progress with the FDA. We have a good level of engagement and are continuing to respond to requests ahead of the PDUFA[12] goal date in August.

We have also formally commenced scientific advice and engagement with the European regulators as we embark on the pathway to a regulatory filing for Zircaix[10]. Again, we have a clearly defined pathway for attaining approval for this highly innovative product in that region.

The Complete Response Letter (CRL) for Pixclara[10] was a disappointing outcome, but we remain strongly committed to this program. We have already had preliminary meetings with the FDA to gain feedback on the submission and our proposed pathway forward. At this stage, we believe resubmission in 2025 is achievable. In the meantime, we continue to honor our commitment to patient access under the Expanded Access Program.

Earlier this year, we elected to bring the sales and marketing of the out-licensed product Scintimun® back in-house. This agent targets CD66[13], a target expressed by neutrophils for the purpose of imaging infection, and is approved in 32 European countries and Mexico. Following a transition period that includes some manufacturing process modernization and drug package amendments, Telix intends to significantly augment commercial distribution and indication expansion for this product. This investment is further justifiable given that the targeting agent used in this product is also the platform for our program in bone marrow conditioning and hematologic oncology. Therefore, it serves two purposes.

PSMA growth strategy

Our PSMA product strategy is an excellent example of how we are proactively expanding the clinical and commercial opportunities within a product class.

We have built a reputation for excellence in customer service and product innovation, and this is helping us to protect – and to grow – market share. Gozellix® is a prime example of this and will sit alongside Illuccix®, allowing us to expand reach into previously untouched parts of the market. At the same time, it maximizes choice for our customers based on preference, workflow and reimbursement needs.

However, we believe that the market for PSMA-PET imaging can be expanded further – through both product innovation and clinical leadership. Our goal is to own the PSMA market through expanded solutions, delivered with the service, flexibility and reliability that patients and customers have come to expect from Telix.

This strategy centers around maximizing options for physicians, to the benefit of their patients - and you will hear more about this approach in the coming months.

We are also preparing to launch a study supporting a label expansion of prostate cancer imaging, for use in place of surgical biopsy. These types of label expansion studies could significantly expand the addressable market by taking PSMA earlier into the patient journey. Whatever product images the patient first is likely to follow that patient journey, so this is strategically important for the Company. We believe this type of R&D investment offers an attractive return on capital, as well as improving the patient experience and delivering improved health outcomes.

[12] Prescription drug user fee act.
[13] Cluster of differentiation 66.

Therapeutics

Therapeutics is core to Telix's strategy and investment priorities, and 2025 is an important year for our late-stage assets.

ProstACT Global continues to recruit successfully, and we are preparing to close out enrolment for Part 1, which will be followed by an interim readout a couple of months later. We are also working towards pivotal trials in renal cancer and glioblastoma and have had extensive regulator engagement around potential study designs.

The early-stage pipeline has multiple programs that span a range of disease states and targets, including carbonic anhydrase IX (CAIX). A recent addition to the pipeline is TLX400, a candidate that targets the Fibroblast Activation Protein (FAP) in the tumor microenvironment. Both FAP and CAIX have pan-cancer potential, although initial clinical research is focused on our lead indications in urologic oncology.

TLX101 highlight

I'd like to take this opportunity to highlight TLX101, our candidate for the treatment of glioblastoma. Per our public disclosures, new clinical data from the Phase 2 IPAX-Linz study was released last month[14].

This study reported promising efficacy data for patients with high-grade glioma, showing a median overall survival of 32.2 months from initial diagnosis and 12.4 months from initiation of treatment. Although a compact study, this is an encouraging result, particularly given the advanced stage of disease and the genetic profile of the patients under care.

The IPAX-Linz study also confirmed the safety and tolerability of TLX101. This safety data will form part of the package for regulatory submission to commence a pivotal trial. We are actively consulting with regulators and are targeting commencement of the study later this year, likely starting with ex-U.S. sites that already have extensive clinical experience with the product candidate.

The image on the right shows a compassionate use case from UMC Utrecht in the Netherlands, for a patient who had exhausted all conventional treatment options. Patients with glioblastoma typically have a life expectancy of 12-15 months from initial diagnosis, however here we see clinically stable disease 18 months from initiation of TLX101 therapy, or 27 months from initial diagnosis. If we can show this outcome in a larger sample size with appropriate controls, this will be a very high-impact product. Our planned expansion of Pixclara[10] also will concurrently support TLX101 therapy indication expansion into earlier treatment lines, as well as potential future use of the product for treating metastases from non-central nervous system (CNS) primary cancer like lung, breast and colorectal cancer.

Telix Manufacturing Solutions

Turning to our Telix Manufacturing Solutions (TMS) business unit, it is worth reiterating that the radiopharma supply chain is complex and requires substantial investment to ensure we can reliably deliver patient outcomes. This is why Telix has built a global network of production facilities and radiopharmacies, which provides a crucial competitive advantage in today's market.

Our strategy is to bring together a unique set of capabilities – from bioconjugation through to isotope and finished radiopharmaceutical production – to build the capacity we need to meet current and future demand. While this is a global footprint, its operation is highly localized to meet the unique regulatory requirements and cost basis of individual jurisdictions, as well as patient needs. This

[14] Telix ASX disclosure 16 April 2025.

especially helps us to manage the risk of tariffs and other trade barriers affecting the supply and cost of our products.

The more astute amongst you might notice a new blue dot and halo in Japan – the latest addition to the Telix Manufacturing Solutions global network. This is a radiopharmaceutical production facility in Yokohama, equipped with a cyclotron – that we've recently taken over from a partner. Japan is the second largest homogenous market for nuclear medicine after the United States with a growing reimbursement landscape for PET products.

We have made several acquisitions in recent years to secure this supply chain, and while the rationale for each may not be immediately apparent in isolation, it is instructive to share some case studies that paint a picture of how the pieces come together.

Case study: Lead generator

So here's the first one – Lead-212 is a promising isotope for targeted alpha therapy but has historically been difficult to produce at scale and recent changes in radioactive material transport regulations have made existing generator approaches almost commercially unviable in several major markets. However, by bringing together the talented minds at IsoTherapeutics in Texas, we developed and validated a breakthrough generator technology that greatly increases the potential for commercial scale production and distribution, particularly for the U.S. market.

We can also now make lead-212 available to the scientists at Telix Targeting Technologies. This is the Los Angeles-based team who joined us after our acquisition of ImaginAb's assets and laboratory facilities. As this team pioneers new engineered proteins, they now have at their disposal a reliable source for this promising alpha isotope that is almost perfectly "matched" to the characteristics of the novel biologics they are developing. This is very high value R&D that will enable us to rapidly build a future drug pipeline – that is, the Telix 5-7 years from now.

Fast forward to the time when lead-212 is used in an approved alpha therapeutic, let's consider who would use our proprietary, commercial-scale lead production generator. RLS Radiopharmacies has the capacity to deploy this technology alongside its dispensing nuclear pharmacies. With some further infrastructure and quality system upgrades, we expect RLS and select partners to play a pivotal role in production and distribution of the next generation of products. So this is a really nice cameo on the therapeutics side.

Case study: ARTMS

Alongside RLS, ARTMS is also key to the build-out of our next-generation isotope network. The ARTMS team created a groundbreaking technology called the QUANTM Irradiation System® (or QIS®), which makes cyclotron-based isotope production more efficient, increases scale and reduces costs. Importantly, it fits on all standard commercially available cyclotrons and is being rolled out through our partner distribution network, including at a number of Telix's RLS sites.

This has immediate application for increased production capacity of gallium-68 (^{68}Ga) for Gozellix and other ^{68}Ga-based products. QIS® also underpins much of our future commercial isotope production including zirconium-89 for Zircaix[10] (subject to regulatory approval). In short, ARTMS is a key enabler for both Gozellix® and Zircaix[10] and enables us to supercharge RLS into radiometal-centric production and distribution network of the future. We expect that our in-house cyclotron technologies team will also underpin other future products, including alpha therapies based on actinium-225 and astatine-211, for which we already have some target development experience.

It will be a substantial competitive advantage for Telix to have more cyclotrons, powered by QIS®, available in our national network of in-house and partner radiopharmacies. This will help us to further extend patient reach, drive more efficient production and reinforce supply chain reliability.

Catalysts

So, bringing this all together and returning to the present, I'd like to conclude with a snapshot of the key catalysts we are focused on in 2025. It is evident that we have already achieved a great deal.

Looking ahead, we have multiple catalysts, which include moving our late-stage assets into pivotal trials, progressing label expansion studies and completing Part 1 of ProstACT Global as an immediate priority.

Last year I stood at this same lectern and said that 2024 would be the biggest year yet for Telix, and that proved to be the case. And today, I make a similar prediction again for 2025, as we continue to execute on our strategy and continue the momentum we've built.

Finally, before I wrap up my brief snapshot of Telix's progress, I would like to take a minute to personally thank Kevin McCann, Telix's outgoing Chairman, for almost eight years of outstanding leadership and service to the Company. Kevin's strength and focus on corporate governance has helped to build a strong Telix. While we always continue to grow and improve the way we operate, Kevin led a patient-centric culture that will be pervasive in his absence.

At a personal level, he has been a thoughtful and supportive Chairman who has both listened to and challenged me. Kevin makes his CEO work hard. I have no doubt that this productive dynamic will continue under Tiffany Olson's leadership, and I am really looking forward to the next chapter with Tiffany.

On behalf of Team Telix, I thank you for your ongoing support of the Company as we work to achieve our mission of serving patients with cancer and rare diseases – globally.

materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.